COMMONWEALTH OF VIRGINIA

                  STATE CORPORATION COMMISSION


APPLICATION OF
THE POTOMAC EDISON COMPANY

For authority to enter
into a contract with affiliates


                           Application

     Pursuant to Chapter 4 of Title 56 of the Code of Virginia, The Potomac Edison Company ("PE"), applies for Commission approval of an operating agreement among affiliates related to Unit No. 1 at the Fort Martin Generating Station and in support of said application respectfully states as follows:
                           Background
     1. PE is a Virginia public service corporation providing electric service to approximately 76,000 customers located in fourteen northwestern Virginia counties. The Company is also a Maryland corporation and provides electric service in portions of Maryland and West Virginia.

     2. PE is a wholly-owned subsidiary of Allegheny Power System, Inc. ("APS") a registered holding company under the Public Utility Holding Company Act of 1935, as amended by the Energy Policy Act of 1992, 15 USC Secs. 79Z-5a(c) ("EPAct") (hereinafter collectively "PUHCA"). PE's post office address is The Potomac Edison Company Building, 10435 Downsville Pike, Hagerstown, Maryland

          21740. PE's counsel is Philip J. Bray, Esq. whose post office address is The Potomac Edison Company Building,
          10435 Downsville Pike, Hagerstown, Maryland 21740.

     3. AYP Capital Inc., ("AYP") is an unregulated, wholly-owned subsidiary of APS. It was incorporated in Delaware on August 18, 1994. It was created to allow APS to pursue, on an unregulated basis, opportunities closely related to the core business of APS. The Securities and Exchange Commission ("SEC"), pursuant to its authority under PUHCA, has authorized AYP to engage in various activities, including investment in exempt wholesale generators ("EWGs").

     4. Monongahela Power Company ("Mon Power") and West Penn Power Company ("West Penn") are also wholly-owned subsidiaries of APS and are public utilities providing retail electric service to customers in parts of Ohio, West Virginia and Pennsylvania.

     5. PE, AYP, Mon Power and West Penn are "affiliated interests" as that term is defined by Section 56-76 of the Code of Virginia.

     6. The Fort Martin Power Station is a coal-fired steam electric generating station located in Maidsville, Monongahela County, West Virginia ("the Station"). It consists of two units (Unit No. 1 and Unit No. 2) having a combined operating capacity of 1,107 megawatts (Unit No. 1 - 552mw, Unit No. 2 - 555mw). Undivided interests in Unit No. 1 at Fort Martin are owned in common by Duquesne Light Company ("DL"), Mon Power and PE in the following percentages: DL-50%; Mon Power-25%; and PE-25%. Undivided interests in Unit No. 2 at the Station are owned in common by West Penn-50%; Mon Power-20%; PE-30%.

     7. As one of its activities in the area of EWG investments, AYP has agreed to purchase the 50% undivided interest of DL in Unit No. 1 at the Station.

     8. Unit No. 1 at the Station is currently operated by Mon Power for the benefit of its owners pursuant to an Operating Agreement dated April 30, 1965. Certain common facilities are operated under a Common Facilities Operating Agreement dated November 14, 1968 which merely extends the terms of the original Operating Agreement to cover the common facilities (collectively "the Operating Agreement"). The Operating Agreement has governed the operation of Unit No. 1 of Fort Martin since its effective date. A similar operating agreement, dated December 30, 1965, governs the operation of Unit No. 2 by Mon Power. The accounting mechanisms embodied in the Operating Agreement have been repeatedly reviewed and accepted in past PE rate cases over the last 27 years. The Operating Agreement is attached hereto as Exhibit A.

                   Affiliate Interest Approval

     9. Under the Operating Agreement, Unit No. 1 of the Station is operated and maintained by an operating company chosen by an operating committee made up of the three owners of Unit No. 1, DL, Mon Power and PE. Mon Power is currently, and has always been the operating company for Unit No. 1. The Operating Agreement further details the allocation of costs for operation and maintenance of Unit

          No. 1. The Operating Agreement may be assigned, and upon AYP Capital's purchase of DL's 50% interest in Unit
          No. 1, DL intends to assign its undivided interest in the Operating Agreement to AYP at the financial closing.

     10. When ownership of DL's 50% interest in Fort Martin Unit No. 1 is transferred, employees of Mon Power will perform services for the benefit of AYP, PE and West Penn just as they formerly did for DL, PE and West Penn. These services will be performed and reimbursed in accordance with the terms of the Operating Agreement. There will be no change in the Operating Agreement upon AYP's purchase of DL's 50% undivided interest in the Station except substitution of AYP for DL.

     11. The accounting for services provided under the Operating Agreement shall not change from the method previously utilized and reviewed by this Commission when DL owned 50% of Unit No. 1. The assignment of DL's interest in the Operating Agreement to AYP will not alter the cost to PE's customers in Virginia.

     12. The assignment by DL of its interest in the Operating Agreement to AYP will have no impact on PE's present rates in Virginia. AYP will operate and sell the output from its 50% interest in Unit No. 1 at the Station at market rates as a non-jurisdictional "merchant plant." AYP will not sell power to its affiliates, PE, Mon Power or West Penn without further order of this Commission.

          Just as the costs of DL's share of Unit No. 1 at the Station were never charged or paid for by Virginia customers, the same will be true for the power produced from AYP's 50% ownership interest in Unit No. 1.

     13. As Congress reasoned in the enactment of EPAct, a competitive wholesale market will ultimately result in lower rates to consumers. By adding a new player to the competitive wholesale market, AYP's acquisition of DL's interest will help foster increased competition. Since there will be no captive customers for the power produced from AYP's interest in Unit No. 1 at the Station, only those parties who see economic benefits will purchase from AYP. The assignment by DL of its interest in the Operating Agreement to AYP will further federal policy by stimulating wholesale competition and lowering rates generally in the bulk power supply market.

     14. Neither the operation nor the accounting for Unit No. 1 at the Station will change as a result of the assignment of the Operating Agreement from DL to AYP. The Operating Agreement insures that AYP properly pays its fair share of costs at Unit No. 1 of the Station under a procedure long reviewed by the Commission. The assignment by DL to AYP of DL's interests in the Operating Agreement will have no impact on the rates presently paid by Virginia customers but will help promote a more competitive wholesale market. Under the circumstances, the Commission's approval of AYP's assuming DL's rights and obligations under the Operating Agreement and the continuation of the agreement among AYP, PE, Mon Power, and West Penn as parties is in the public interest.


     Wherefore, for the reasons set forth herein, PE requests that pursuant to Section 56-77 of the Code of Virginia, the Commission approve PE remaining a party to the amended Operating Agreement among affiliates which will result from the assignment and transfer by DL of its rights and obligations under the Operating Agreement to AYP.
                                   Respectfully submitted,

                                   The Potomac Edison Company




                              By:  R. A. ROSCHLI
                                   R. A. Roschli
                                   Vice President



PHILIP J. BRAY
Philip J. Bray
The Potomac Edison Company Building
10435 Downsville Pike
Hagerstown, Maryland 21740
(301) 790-6283


Dated:  January 19, 1996






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